SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

SUL-TSX VENTURE

04046556

SUPPL

December 3, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SEC MAIL PROCESSING RECEIVED DEC 0 6 2004 WASH. D.C. 152 SECTION

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon Ross
Corporate Secretary & CFO

Enclosure

dlw 12/9

PROCESSED
DEC 1 0 2004
THOMSON FINANCIAL

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Amends and Vests Great Western Group Claims Contiguous with the Kena Gold Property, BC – dated November 1, 2004.
2. Sultan Receives Exchange Acceptance of Amended Option Agreement and Vests 100% in the Great Western Claim Group Contiguous with the Kena Gold Property, BC – dated November 8, 2004.
3. Sultan Announces Private Placement Financing – dated November 9, 2004.
4. Sultan Minerals Finds Priority Silver & Gold Targets on Coripampa Properties, Peru – dated November 15, 2004.
5. Sultan Minerals Closes Non-Brokered Private Placement Financing – dated November 17, 2004.
6. Sultan Minerals Third Quarter Review – dated November 26, 2004

Correspondence with Securities Commission(s)

7. Material Change Report - Form 51-102F3 – dated November 17, 2004.
8. Consolidated unaudited interim financial statements for the nine-months ended September 30, 2004 and 2003.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 1, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN AMENDS AND VESTS GREAT WESTERN GROUP CLAIMS CONTIGUOUS WITH THE KENA GOLD PROPERTY, BC.

Sultan Minerals Inc. ("Sultan") is pleased to announce that it has reached an agreement to modify the terms of the Great West Claim Group option agreement dated September 6, 2001 (the "Agreement"). Subject to regulatory approval, under the modified terms, Sultan will issue 156,250 common shares to the Optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the Optionor under the Agreement. Upon the issuance of the shares, Sultan will be vested with 100% right, title and interest in and to the Great Western Group of claims (the "Property"), subject only to a 3% Net Smelter Return royalty ("NSR") from the production of gold and silver, and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production. The remaining terms of the Agreement remain unchanged.

The Property consists of 75 hectares in 3 claims that are contiguous with and now form part of the Kena Gold Property. The Property overlies the northern extent of the favourable Silver King intrusive unit, which hosts the Gold Mountain Zone and the adjacent Kena Gold Property. A 600 metre long by 300 metre wide gold soil geochemical anomaly on the Property is contiguous with the principal gold soil geochemical anomaly that defines the Gold Mountain Zone.

In July 2004, Sultan released its initial resource calculation for the Gold Mountain and Kena Gold Zones. The study showed a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category (refer to News Release of June 7, 2004, and NI 43-101 Technical Report dated June 3, 2004, co-authored by Gary Giroux, P.Eng. and Linda Dandy, P.Geo.). The distribution of the resource between the two zones is as follows:

Gold Mountain Zone:		
Measured + Indicated	= 5,490,000 tonnes at 1.04 g/t	(184,000 ounces gold)
Inferred	= 10,710,000 tonnes at 0.967 g/t	(333,000 ounces gold)
Kena Gold Zone:		
Measured + Indicated	= 6,330,000 tonnes at 0.969 g/t	(197,000 ounces gold)
Inferred	= 1,440,000 tonnes at 1.216 g/t	(56,000 ounces gold)

The Company is currently considering its options for the future exploration and development of the Kena Gold Property. Sultan Minerals has recently received expressions of interest in the Kena Gold Property from several parties.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geol.
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 8, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN RECEIVES EXCHANGE ACCEPTANCE OF AMENDED OPTION AGREEMENT AND VESTS 100% IN THE GREAT WESTERN CLAIM GROUP CONTIGUOUS WITH THE KENA GOLD PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-V) ("**Sultan**") is pleased to announce that the TSX Venture Exchange has accepted a modification to the terms of the Great West Claim Group option agreement dated September 6, 2001 (the "Agreement"), allowing Sultan to issue 156,250 common shares to the Optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the Optionor under the Agreement.

Upon the issuance of the shares, Sultan was vested with 100% right, title and interest in and to the Great Western Group of claims, subject only to a 3% Net Smelter Return royalty ("NSR") from the production of gold and silver, and a 1.5% NSR from the production of other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production.

All shares issued pursuant to this transaction have a four-month hold period expiring March 5, 2005. There were no securities issued as bonuses, finder's fees or commission in connection with this transaction.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 9, 2004

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES PRIVATE PLACEMENT FINANCINGS

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that subject to regulatory approval, the Company will carry out a non-brokered private placement of up to 1,773,334 units (the "Units") at a price of $0.15 per Unit, for gross proceeds of up to $266,000. Each Unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 12 months from closing, at an exercise price of $0.20 per share.

In consideration for introducing Sultan to purchasers for the non-brokered financing, Sultan may issue Finders' Fees in Units and in Warrants, each equal to 5% of the total number of Units purchased by the Finder's respective found purchaser(s). The Units and Warrants issued as Finders' Fees will have the same terms and conditions as the securities issued to the Purchasers.

In addition, Sultan is pleased to announce that it has engaged Canaccord Capital Corporation ("Canaccord"), to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,666,667 Units at a price of $0.15 per Unit, for gross proceeds of up to $250,000. Canaccord will also act as agent in a flow-through private placement of up to 1,000,000 units (the "Flow-Through Units") at a price of $0.17 per Flow-Through Unit, for gross proceeds of up to $170,000. Each Flow-Through Unit will be comprised of one flow-through common share in the capital of Sultan and one-half of one non-flow-through non-transferable share purchase warrant (the "Flow-Through Warrants"). Each Flow-Through Warrant will entitle the holder to purchase one additional non-flow-through common share of Sultan for a period of 12 months from closing, at an exercise price of $0.20 per share.

Upon closing, Canaccord will receive that number of non-transferable Agent's Warrants equal to 5% of the total number of Units and Flow-Through Units it has sold, and that number of Agent's Units equal to 10% of the total number of Units and Flow-Through Units it has sold. The Agent's Units and Agent's Warrants will have the same terms and conditions as the Units, Flow-Through Units, Warrants and Flow-Through Warrant issued to the Purchasers. Canaccord will also receive a $4,000 administration fee.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the above private placements are subject to a hold period and may not be traded for four months from the date of issuance.

Proceeds from the non-brokered private placement will be used to fund exploration programs on the Company's Coripampa properties situated in Peru, and for general working capital. Proceeds from the brokered flow-through private placement will be used to fund exploration programs on the Company's Kena properties situated in British Columbia.

Ms. Linda Dandy, P.Geol. of P&L Geological Consultants is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Kena project. Mr. Henry (Hank) Meixner, P.Eng. is the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Coripampa project.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng.,Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

November 15, 2004

Ticker Symbol: **SUL**-TSX-Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS FINDS PRIORITY SILVER & GOLD TARGETS ON CORIPAMPA PROPERTIES, PERU

Sultan Minerals Inc. (SUL- TSX-Venture) is pleased to announce that it has now completed a geological mapping and sampling program on the Coripampa 1 & 2 silver and gold properties located in the Arequipa and Ayacucho Districts in southern Peru. The program successfully confirmed the presence of epithermal silver and gold mineralization and succeeded in outlining a number of priority one and priority two targets on both properties. The priority one targets will be followed up with detailed mapping and a geophysical survey in order to fully define them for diamond drill testing which is expected to commence by month end. The priority two targets will require additional detailed mapping and sampling in order to fully assess their significance.

The two Coripampa properties are new discoveries in the established southern Peruvian precious metal mining belt (map available at www.sultanminerals.com), which hosts the world-class Orcopampa Gold, Antipite Gold, Arcata Silver and Caylloma Silver mines. The recently completed mapping and sampling program was carried out under the supervision of Luis Oviedo of South American Management SA of Santiago Chile (SAMSA). SAMSA's work has been reviewed by Mr. Henry Meixner, P.Eng., the Company's supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" for the Coripampa properties.

Coripampa 1:

The Coripampa 1 prospect is characterized by low sulfidation epithermal silver mineralization associated with chalcedony and hyaline quartz occurring as veins, fracture fillings and microfracture fillings. The mineralization is developed within broad zones of argillic altered volcanic tuffs of andesite composition. The mineralized zones are controlled by a system of north-northeast and east-west trending faults with the north-northeast faults appearing to be the dominant control for mineralization. Two Priority 1 targets referred to as the Central Zone and the East Zone exist on the Coripampa 1 property.

The Central Zone is a broad alteration zone of more than 500 metres in length and up to 100 metres in width from which several channel samples were obtained carrying in excess of 100.0 g/t silver with high copper, lead and zinc values. The silver mineralization is associated with micro breccias characterized by galena, pyrite, covelite and iron oxide.

The East Zone is represented by a strongly altered outcrop that assayed high in silver, copper, antimony, zinc and lead. Due to extensive cover, geophysics is required to fully define the size and attitude of this zone.

A single priority two target referred to as the Northeast Zone was also located on the property. This small alteration zone, located along the margin of an extensive soil covered area, will require additional follow-up to assess its significance.

Coripampa 2:

The Coripampa 2 prospect is characterized by low sulfidation epithermal gold and silver mineralization developed within a complex system of silica-filled fracturing and microfracturing. The mineralization occurs in and marginal to a 3.5 km long by 1.5 km wide sub-volcanic, rhyolite dome complex that intrudes a sequence of volcanic tuffs also of rhyolitic composition. Two priority 1 targets named the West Zone and the South-Central Zone were defined by the present survey.

The West Zone measures 570 metres by 150 metres and is well defined by geochemical results. Thirty-five surface chip samples taken over this zone returned gold values ranging from 100 ppb to greater than 1,000 ppb. The mineralization is associated with a north-south trending stockwork of silica and iron oxide-filled veins that occur within a strongly altered tuff.

The South-Central Zone is an irregular northeast trending alteration zone developed along the southeast margin of the rhyolite dome. The zone is characterized by heavy oxidation, argillization and kaolinization developed over brecciated tuffs. Quartz is present as vuggy silica veins and small veinlets with jarosite. As presently defined, the South-Central Zone measures 900 metres by 500 metres.

Four priority two targets of lesser dimensions were also defined on the property. The four targets are referred to as the North-North Zone, the North Zone, the Central Zone, the Southeast Zone and the South-Southeast Zone and all will require additional mapping and sampling in order to fully assess their significance.

Sultan Minerals is presently completing geophysical tests on mineralized specimens from the various showings in order to determine the geophysical signature of the mineralization. Detailed survey grids are being established over the priority one targets on both Coripampa 1 and 2 and geophysical surveying will commence in about 10 days in order to fully define these targets for diamond drill testing.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. (Geol.)
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
T.J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 17, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES NON-BROKERED PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has closed its non-brokered private placement financing previously announced November 9, 2004, of 1,773,334 units (the "Units") at a price of $0.15 per Unit for gross proceeds of $266,000. Each Unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.20 per share, expiring November 15, 2005.

In consideration for introducing Sultan to purchasers for the non-brokered financing, Sultan issued 20,000 Finder's Fee Units and 20,000 Finder's Fee Warrants to arms-length Finders on the same terms and conditions as the securities issued to the purchasers.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and may not be traded for a four month period ending March 16, 2005.

Proceeds from the non-brokered private placement will be used to fund exploration programs on the Company's Coripampa property situated in Peru, and for general working capital.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. (Geol.)
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

// SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 26, 2004

Ticker Symbol: SUL-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS THIRD QUARTER REVIEW

Operating Results

Sultan Minerals Inc. (SUL: TSX Venture Exchange) announces its results for the nine months ended September 30, 2004, ("fiscal 2004"). Sultan Minerals incurred a loss of $513,017 ($0.01 per common share), compared to $268,445 ($0.01 per common share) in the nine months ended September 30, 2003 ("fiscal 2003").

During the period acquisition costs of $110,958 were incurred and $141,613 in exploration costs were incurred. The total costs per mineral property interests are as follows: Kena Property – $137,354 and Jersey and Emerald properties - $9,153, in British Columbia, the Willi Claims - $19,618 in Nevada, and the Coripampa properties in Peru - $61,847.

There is stock-based compensation of $148,462 included in fiscal 2004, with no comparative compensation in fiscal 2003. This compensation is included in salaries and benefits and shareholder communications expenses. The largest increases in expenditures were in shareholder communications, which increased from $86,483 in fiscal 2003 to $112,218 in fiscal 2004, salaries and benefits which have increased from $117,628 in fiscal 2003 to $286,073 in fiscal 2004, and travel and conference costs which increased from $8,570 in fiscal 2003 to $25,052 in fiscal 2004.

Sultan Minerals had unrestricted working capital of $38,885 as at September 30, 2004. A private placement financing of 1,773,334 units at a price of $0.15 per unit, totalling $266,000 was completed subsequent to September 30, 2004. Two additional brokered private financings of up to 1,000,000 flow-through units and 1,666,667 non-flow-through units have been announced in the current period but have not been completed.

A drill program planned for the Kena Property will test two new cross-structures identified by mapping in August 2004. A geophysical program and preliminary diamond drill program is planned for the Coripampa 1 and 2 concessions to determine the nature of several priority one targets identified by recent mapping programs.

An airborne geophysical survey was conducted by BHP Billiton Diamonds Inc. ("BHP Billiton") over the Stephens Lake copper-nickel property in Manitoba. The survey results identified several interesting targets and BHP Billiton plan to test several of the targets with diamond drilling commencing in early 2005.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

November 15, 2004.

Item 3. **News Release**

The press release was issued on November 17, 2004.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

November 17, 2004.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 17, 2004

TSX Venture Exchange Symbol: SUL
SEC 12g3-2(b): 82-4741

SULTAN MINERALS CLOSES NON-BROKERED PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has closed its non-brokered private placement financing previously announced November 9, 2004, of 1,773,334 units (the "Units") at a price of $0.15 per Unit for gross proceeds of $266,000. Each Unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of Sultan at an exercise price of $0.20 per share, expiring November 15, 2005.

In consideration for introducing Sultan to purchasers for the non-brokered financing, Sultan issued 20,000 Finder's Fee Units and 20,000 Finder's Fee Warrants to arms-length Finders on the same terms and conditions as the securities issued to the purchasers.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and agent's compensation are subject to a hold period and may not be traded for a four month period ending March 16, 2005.

Proceeds from the non-brokered private placement will be used to fund exploration programs on the Company's Coripampa property situated in Peru, and for general working capital.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng. (Geol.)
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com
Email: info@sultanminerals.com

SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

November 26, 2004

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Interim Report for the Nine Months Ended September 30, 2004 and 2003

Today, Sultan Minerals Inc. ("the Company") distributed its Consolidated Interim Financial Statements and MD&A for the nine months ended September 30, 2004 and 2003, to shareholders appearing on the Company's supplemental mailing list.

Yours truly,

Paralegal
for **Sultan Minerals Inc.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-4741
cc: Alberta Securities Commission
cc: TSX Venture Exchange

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange *including the nature of the breach, potential* ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual *expenditures made during the reporting period.*
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management *Discussion) are filed under Document Type: BC Form 51-901F* (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
SULTAN MINERALS INC.			SEP 30, 2004	2004 NOV 26
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
ANDREW MACRITCHIE		CONTROLLER		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
amacritchie@langmining.com		www.sultanminerals.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"SARGENT H. BERNER"	SARGENT H. BERNER	2004 NOV 26
"FRANK A. LANG"	FRANK A. LANG	2004 NOV 26

SULTAN MINERALS INC.
QUARTERLY REPORT
SEPTEMBER 30, 2004

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in unaudited financial statements.

2. Related party transactions

See note 6 to the unaudited financial statements for the nine months ended September 30, 2004.

3. (a) Securities issued during the three months ended September 30, 2004

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consider-ation	Commis-sion Paid
July 21, 2004	Common	Property payment	16,667	0.14	2,333	Property payment	Nil

(b) Options granted during the three months ended September 30, 2004

Date of Grant	Number	Name of Optionee	Exercise Price (Cdn$)	Expiry Date
July 6 2004	250,000	Benjamin Ainsworth	$0.15	July 6, 2009
July 6 2004	225,000	Consultants	$0.15	July 6, 2009
July 6 2004	335,000	IR Consultants	$0.15	July 6, 2009
July 6 2004	635,000	Employees	$0.15	July 6, 2009
July 6 2004	250,000	Sargent H. Berner	$0.15	July 6, 2009
July 6 2004	500,000	Frank A. Lang	$0.15	July 6, 2009
July 6 2004	350,000	Shannon M. Ross	$0.15	July 6, 2009
July 6 2004	500,000	Arthur G. Troup	$0.15	July 6, 2009
	3,045,000			

4. (a) Authorized Capital

500,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at September 30, 2004

41,706,248 common shares are issued and outstanding. See note 5 to the unaudited financial statements for the nine months ended September 30, 2004, attached in Schedule A.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
675,000	0.15	April 14, 2005
595,000	0.21	August 31, 2006
731,000	0.40	October 19, 2006
719,000	0.32	May 16, 2007
3,045,000	0.15	July 6, 2009
5,765,000		

(ii) Warrants Outstanding

See note 5 to the unaudited financial statements for the nine months ended September 30, 2004, in Schedule A.

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO

Sultan Minerals Inc.
Quarterly Report
September 30, 2004

Management Discussion and Analysis of Financial Condition For Nine Months Ended September 30, 2004 and 2003

The following discussion of the financial position and operating results of the Company for the interim periods ended September 30, 2004 and 2003, should be read in conjunction with the Annual Financial Statements and accompanying Notes for the years ended December 31, 2003 and 2002.

The Management Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources and future plans of the Company, are forward-looking statements that involve various risks and uncertainties including changes in future prices of gold, accidents, labour disputes and other risks associated with delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under "Risk Factors".

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is November 26, 2004.

Overview

To November 26, 2004, Sultan has:

- focused its exploration efforts on the acquisition and exploration of mineral property interests in Peru and Nevada.
- entered into a joint venture on its Stephens Lake property in Manitoba with BHP Billiton Diamonds Inc.
- Calculated a resource on the Kena Property in British Columbia based on drilling to date.
- completed a private placement financing of 2,400,000 units at a price of $0.15, for net proceeds of $327,900.
- completed a non-brokered financing subsequent to September 30, 2004, of 1,773,334 units at a price of $0.15, for net proceeds of $266,000.

Sultan Minerals Inc.
Quarterly Report
September 30, 2004

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Kena property. British Columbia	Other British Columbia properties	Stephens Lake property, Manitoba	Others, including Peru	General and administrative expenses (recovery) (Note 1)	Loss per quarter	Loss per share
2002							
Fourth Quarter	6,358	25,000	523	--	(15,992)	4,422	$0.00
2003							
First Quarter	419	179	58	--	80,998	74,343	$0.00
Second Quarter	6,927	897	2,476	--	146,768	133,514	$0.00
Third Quarter	80,227	782	--	--	63,282	59,583	$0.00
Fourth Quarter	176,979	165	2,281	150	104,431	1,913,804	$0.06
2004							
First Quarter	18,056	568	1,070	1,942	98,662	97,176	$0.00
Second Quarter	23,855	1,222	2,255	378	176,002	176,002	$0.00
Third Quarter	45,692	7,364	782	38,460	239,997	239,839	$0.01

Note 1: General and administrative expenses do not include the write-down of mineral property interests.

Operating Results

Nine months ended September 30, 2004 compared to nine months ended September 30, 2004

For the nine months ended September 30, 2004, ("fiscal 2004"), Sultan incurred a loss of $513,017 ($0.01) per common share), compared to $268,445 ($0.01 per common share) in the nine months ended September 30, 2003 ("fiscal 2003").

Revenue

Sultan has no source of revenue. Interest earned on excess cash is incidental income and is offset against general and administrative expenses.

Expenses

General and administrative expenses totalled $514,662 in fiscal 2004 compared to $292,053 in fiscal 2003. Included in administrative expenses in fiscal 2004 is stock-based compensation of $148,462, with no stock-based compensation in fiscal 2003.

Management fees of $22,500 were paid in both fiscal periods to Lang Mining Corporation, a private company owned by the Chairman and director of the Company.

Legal, accounting and audit expenses of $37,540 were paid in fiscal 2004 compared to $28,129 in fiscal 2003. The final agreement on the Coripampa 1 and 2 properties was completed. Legal costs have also been incurred in Peru relating to the acquisitions and agreement drafting and review, as the documents must be translated to Spanish.

Office and administration costs of $26,100 were paid in fiscal 2004 compared to $23,239 in fiscal 2003. Office and administration expenses include telephone, courier, and other direct costs, which are incurred in the period. Office and administration costs will likely increase for the balance of fiscal 2004, as the cost of communication with foreign jurisdictions is much higher than local communication. The Company has commenced an exploration program on the Coripampa properties in Peru.

Exploration on our mineral property interests is dependent upon obtaining sufficient capital to fund ongoing operations. When exploration activity increases, administration expenses usually rise in correlation.

Salaries and benefits have increased from $117,628 in fiscal 2003 to $286,073 in fiscal 2004. Included in fiscal 2004 is $130,826 in vested stock-based compensation relating to the Black-Scholes valuation of stock options granted in July 2004. There were no stock options granted in fiscal 2003.

Extra costs are incurred for quarterly analysis of expenses and other regulatory reporting requirements and this expenditure category will likely continue to be higher in each quarterly period in fiscal 2004.

During fiscal 2003, $6,671 in overhead was recovered from Kinross for management of the Kena property exploration program, as compared to no recovery in fiscal 2004. The agreement with Kinross was terminated in June 2003.

Shareholder communications costs have increased from $86,483 in fiscal 2003 to $112,218 in fiscal 2004. Transfer agent and filing fees of $21,234 are included in shareholder communications costs in fiscal 2004, compared with $14,321 in fiscal 2003, reflecting increases in transfer agent and filing fees. These fees are expected to be higher in fiscal 2004. In fiscal 2003, the Company hired Windward Communications to provide investor relations services and $30,921 was expended with no comparative expense in fiscal 2004, as the contract was terminated in fiscal 2003. Investor relation services of $18,000 were paid to Arbutus Enterprises Ltd. in fiscal 2004, with no comparative expense in fiscal 2003. Sultan also paid $16,106 for the services of Robin Merrifield in fiscal 2004 for investor relations with no comparative expense in fiscal 2003. Stock-based compensation of $17,636 is also included in shareholder communications in fiscal 2004, with no comparative expense in fiscal 2003.

Other shareholder communications costs include news release dissemination, annual report and meeting costs, brochure printing and preparation and web site maintenance.

In fiscal 2004 the Company expended $4,335 on mineral property investigations compared to $3,993 in fiscal 2003. The Company is presented with mineral properties and the property details are reviewed to determine if further investigation is required. If an interest in a mineral property is acquired, the property investigation costs are capitalized. These capitalized costs are reviewed on a regular basis to determine the likelihood of recovery, and costs are written down where appropriate.

Depending our ability to raise sufficient funds to carry out its projected exploration plans, we expect administrative expenses for fiscal 2004 to remain at approximately the same level as fiscal 2003.

Three months ended September 30, 2004, compared to three months ended September 30, 2003

For the three months ended September 30, 2004, ("Q3 2004"), Sultan incurred a loss of $239,839 ($0.00 per common share), compared to $59,853 ($0.00 per common share) in the three months ended September 30, 2003 ("Q3 2003").

General and administrative expenses totalled $239,997 in Q3 2004 compared to $63,552 in Q3 2003. Q3 2004 includes $148,462 in stock-based compensation compared to $nil in Q3 2003.

Management fees of $7,500 were paid in both Q3 2004 and Q3 2003 to Lang Mining Corporation, a private company owned by the Chairman and director of the Company.

Legal, accounting and audit expenses of $17,726 were paid in Q3 2004 compared to $2,366 in Q3 2003. Legal fees are higher in Q3 2004 due to the acquisition of the Coripampa properties in Peru. Office and administration costs of $5,668 were paid in Q3 2004 compared to $4,723 in Q3 2003. Office and administration expenses include telephone, courier, and other direct costs, which are incurred in the period. Office and administration costs may continue to increase in the balance of fiscal 2004, as the cost of communication with foreign jurisdictions is much higher than local communication.

Salaries and benefits have increased from $21,413 in Q3 2003 to $173,874 in Q3 2004. Included in Q3 2004 is $130,826 in vested stock-based compensation relating to the Black-Scholes valuation of stock options granted in July 2004. There were no stock options granted in fiscal 2003.

Shareholder communications costs have increased from $25,507 in Q3 2003 to $35,034 in Q3 2004. Transfer agent and filing fees of $3,278 are included in shareholder communications costs in Q3 2004, compared with $1,415 in Q3 2003, reflecting increases in fees in fiscal 2004. In fiscal 2003, the Company hired Windward Communications to provide investor relations services and $9,401 was expended in Q3 2003 with no comparative expense in Q3 2004. Investor relation services of $6,000 were paid to Arbutus Enterprises Ltd. in Q3 2004, with no comparative expense in Q3 2003. The Company is also using the services of Robin Merrifield for shareholder communications and corporate development. In Q3 2004, $3,964 was paid to Mr. Merrifield, with no comparative expense in Q3 2003. Other shareholder communications costs include news release dissemination, annual report and meeting costs, brochure printing and preparation and web site maintenance. Stock-based compensation of $17,636 is also included in shareholder communications in Q3 2004, with no comparative expense in Q3 2003.

In Q3 2004 the Company expended $195 on mineral property investigations compared to $1,269 in Q3 2003. The Company is presented with mineral properties and the property details are reviewed to determine if further investigation is required. If an interest in a mineral property is acquired, the property investigation costs are capitalized. These capitalized costs are reviewed on a regular basis to determine the likelihood of recovery, and costs are written down where appropriate.

Financing Activities and Capital Expenditures

Unrestricted cash on hand at September 30, 2004, was $49,961 (December 31, 2003 - $246,899). At September 30, 2004, Sultan's working capital was $38,885, as compared to $298,982 at December 31, 2003. All of Sultan's cash and cash equivalents are held in redeemable certificates of deposit and in bank accounts.

Financing Activities

Prior to September 30, 2004, we had completed a brokered private placement financing of 2,400,000 units at a price of $0.15 per unit for gross proceeds of $360,000. Each unit is comprised of one common share in the capital of Sultan and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.20 per share, expiring June 25, 2005.

Proceeds from the private placement were used to fund exploration programs on the Company's Coripampa 1 and 2 silver and gold properties situated in Peru, the Kena gold property in British Columbia and for general working capital.

Subsequent to September 30, 2004, a non-brokered private placement of 1,773,334 units at a price of $0.15 per unit, each unit comprised of one common share one non-transferable share purchase warrant, for gross proceeds of $266,000 was completed. Each share purchase warrant will entitle the holder to

purchase one additional common share for a period of 12 months at an exercise price of $0.20 per share. Funds are also to be used primarily for the Coripampa exploration program and working capital.

Subsequent to September 30, 2004, we have engaged Canaccord Capital Corporation ("Canaccord"), to act as agent in a flow-through private placement of up to 1,000,000 units at a price of $0.17 per flow-through unit, for gross proceeds of up to $170,000. Each flow-through unit will be comprised of one flow-through common share in the capital of Sultan and one-half of one non-flow-through non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional non-flow-through common share of Sultan for a period of 12 months from closing, at an exercise price of $0.20 per share. The flow-through financing will be used for exploration on the Kena property in British Columbia.

In addition, Sultan has also engaged Canaccord to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,666,667 units at a price of $0.15 per unit, for gross proceeds of up to $250,000.

Upon closing, Canaccord will receive that number of non-transferable agent's warrants equal to 5% of the total number of units and flow-through units it has sold, and that number of agent's units equal to 10% of the total number of units and flow-through units it has sold. The agent's units and agent's warrants will have the same terms and conditions as the units, flow-through units, warrants and flow-through warrant issued to the purchasers. Canaccord will also receive a $4,000 administration fee.

During fiscal 2004, 25,000 warrants were exercised at a price of $0.28.

All of Sultan's short to medium-term operation and exploration cash flow must be derived from external financing. Sultan believes it will be able to raise sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what is planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent Sultan from obtaining additional external financing if required, it will need to review its current property holdings and prioritize project exploration with cash availability. Cash payments due on property options may not be made, and unless agreements to extend the terms are made with the optionors, the properties may be returned to the optionor.

Long Term Debt

The Company has no long-term debt.

Investing Activities

Kena Property, British Columbia

The Company holds 100% of the original Kena Property claims located near the community of Ymir in southeastern British Columbia. .

During fiscal 2004, the Company has expended $87,603 in exploration costs on the Kena property compared to $142,605 in fiscal 2003. The expenditures on the Kena property in fiscal 2004, with the fiscal 2003 comparative figures shown in brackets, include the following: assays and analysis – $7,412 ($5,327); geological and geophysical – $70,209; ($57,855); travel and accommodation – $3,236 ($10,837); trenching $nil ($7,585) and site activities – $6,746 ($1,642). Acquisition costs of $49,751 ($55,032) were incurred. Geological and geophysical costs on the Kena property include $11,845 in stock-based compensation in fiscal 2004 with no comparative compensation in fiscal 2003.

Sultan has received an initial resource calculation on the Gold Mountain and Kena Gold Zones of its Kena Property. Modeling, QAQC evaluations and resource calculations were done by Independent

Sultan Minerals Inc.
Quarterly Report
September 30, 2004

Qualified Person Gary Giroux, P.Eng., MASc., and the accompanying 43-101 Technical Report was co-authored by Gary Giroux, P.Eng. and Linda Dandy, P.Geo.

Over both gold zones, resource calculations have been determined using cut off grades ranging from 0.0 to 4.0 g Au/t (see Tables I & II). Management believes that a cut off grade of 0.5 g/t gold is realistic for an open pit mining operation at current gold prices. Using a 0.5 g/t gold cut-off the results of this initial resource calculation may be summarised as follows:

Gold Mountain Zone:

Measured + Indicated	**= 5,490,000 tonnes at 1.04 g/t**	**(184,000 ounces gold)**
Inferred	**= 10,710,000 tonnes at 0.967 g/t**	**(333,000 ounces gold)**

Kena Gold Zone:

Measured + Indicated	**= 6,330,000 tonnes at 0.969 g/t**	**(197,000 ounces gold)**

Inferred= 1,440,000 tonnes at 1.216 g/t (56,000 ounces gold)

Recommendations

Computer modeling done as part of the resource study indicates numerous untested areas adjacent to mineralized blocks. The report recommends that a $1.27 million diamond drill program be conducted in order to significantly expand resources in the Gold Mountain and Kena Gold Zones.

Sultan's consultant, P&L Geological Services, has identified a previously unknown structural trend that may be an important control to gold grades at the Kena Property. This new structural trend was recognized during a recently completed detailed structural mapping program on the Kena Gold and Gold Mountain Zones. The work program has documented and confirmed the presence of six structural features that cut across the two gold zones. The highlight of the study was the identification of important cross structures that trend parallel to the earlier drilling direction and were therefore not intersected by most of the previous drill holes. The study suggests that these cross structures may be important controls for high-grade mineralization and that gold grades may improve if drilling is oriented to cross them. If this proves to be the case, the results will have a favourable impact on the recently announced gold resource.

The average orientation of the cross structures is prominently displayed by rose diagrams, generated from the structural study, and make excellent drill targets. Therefore, it is recommended that drilling be done at –45o dip towards 124o on the Gold Mountain Zone; and –45o dip towards 130o on the Kena Gold Zone. The proposed holes would be drilled along these new orientations, in the areas of known mineralization in order to determine if gold grades will increase when the recently identified structures are properly tested.

P&L Geological Services are obtaining collar coordinates for four drill holes that would best test the two zones. Drilling is dependent upon financing.

Kena Property Agreements

Various property agreements have been entered into on properties contiguous to the initial Kena claims. These option agreements include the Starlight Claim Group, the Daylight Claim Group, the Cariboo claims, the Silver King Claim Group and the Athabasca claim Group.

Sultan has modified the terms of the Great West Claim Group option agreement dated September 6, 2001, allowing Sultan to issue 156,250 common shares to the optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the optionor under the Agreement. Sultan is now vested with 100% right, title and interest in the Great Western Group of claims, subject only to a 3% Net Smelter Returns royalty ("NSR") from the production of gold and silver, and a 1.5% NSR from the production of

other metals. Sultan has the right to purchase 66 2/3 % of the NSR for $1,000,000 upon commencement of commercial production. The remaining terms of the Agreement remain unchanged.

Sultan has also reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001. Under the modified terms, subject only to a 3% NSR, payable to the Optionor, all cash and share consideration paid to the owner of the claims to date has been deemed sufficient consideration to allow Sultan to be fully vested in three of the Tough Nut Claim Group claims, namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The balance of the claims initially optioned under the agreement will be returned to the applicable owners.

Willi Claims, Nevada

In early 2004 Sultan entered into a purchase agreement with an individual from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 lode mining claims, WILLI 1 through WILLI 20, (the "WILLI Property"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. Under the terms of the agreement, Sultan issued 50,000 common shares at a price of $0.26 per share to the seller to acquire a 100% interest in the Willi Property. To date in fiscal 2004, $16,555 has been expended on acquisition costs and $3,063 on geological and site activities has been expended on the Willi claims.

Coripampa Properties, Peru

Sultan has entered into an option agreement with a Peruvian partnership to acquire a 100% interest in the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of six mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of LaUnion/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru. Under the terms of the agreement Sultan has agreed to make total cash payments of US$265,000 and to issue 850,000 common shares to the optionors over a 54-month period. During fiscal 2004, the first year of the agreement, Sultan will make cash and share payments to the optionor consisting of US$20,000 (US$20,000 paid to date) and 100,000 common shares (issued to date), respectively. Subsequent to September 30, 2004, a finder's fee of 15,000 common shares was paid to an arms-length finder in connection with this transaction.

During fiscal 2004, the Company has expended $37,687 in exploration costs on the Coripampa properties. The expenditures in fiscal 2004 include the following: assays and analysis – $99; geological and geophysical – $37,042; and site activities – $546.

Following the advice of its geologists, who are have recently completed a surface mapping and lithological sampling program on the properties, Sultan applied for an additional 1,200 hectares of ground at Coripampa 1 and an additional 1,200 hectares at Coripampa 2. The applications were filed on August 24 and have now been admitted. Consequently, posters for this ground were announced in the official newspaper, Diario Oficial "El Peruano", on Thursday, September 30, 2004. Acquisition costs of $24,160 have been incurred on all properties to September 30, 2004.

Sultan is currently conducting a program of geological mapping, geochemical sampling and geophysical surveying to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property.

Sultan Minerals Inc.
Quarterly Report
September 30, 2004

Stephens Lake Property, Manitoba

The Stephens Lake - Trout Claim Group is 75 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. In order to facilitate the exploration of the property, Cream Minerals Ltd., ValGold Resources Ltd., and the Company agreed to pool their three respective and contiguous exploration licenses that they held in Manitoba, so that each would hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined exploration licenses are referred to as the Stephens Lake Property. In fiscal 2004, the Company has expended $20,492 on acquisition costs and $4,107 on geological and geophysical expenses compared to $3,057 on geological and geophysical expenses in fiscal 2003.

In February the optionees entered into an agreement with BHP Billiton, whereby BHP Billiton has been granted the option to acquire an initial 51% undivided interest in the Stephens Lake property and subsequently, an additional 19%. In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date.

Sultan, Cream Minerals Ltd. and ValGold Resources Ltd. have also jointly entered into an agreement with 4378831 Manitoba Ltd to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the optionees and currently under option to BHP Billiton. Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the Company, Cream Minerals Ltd., and ValGold Resources Ltd.) (16,667 issued) to the optionor over a 36-month period. In addition, the optionees must also incur exploration expenses and activities of no less than $5,000 within one year following regulatory approval, $50,000 cumulative prior to the second anniversary of regulatory approval and $250,000 cumulative prior to the third anniversary of regulatory approval. Upon the vesting of the 75% interest as set out above, the optionees and the optionor shall enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

In March 2004, BHP Billiton flew a large airborne magnetics survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent. Drilling is expected to commence in mid January 2005 and will involve a minimum of 2,000 metres of diamond drilling. Startup of the program is dependant upon snow and ice conditions along a winter road that extends east from Gillam Manitoba.

All required payments, whether shares, cash or work commitments, required to maintain the option agreements on its mineral property interests in good standing, have been made by the Company to date, or the terms of payment have been renegotiated. The share price recorded for all property acquisitions is the closing price of the Company's shares on the TSX Venture Exchange on the date that the share payment is due.

Uncertainties and Risk Factors

The uncertainties and risks affecting Sultan's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statement for the year ended December 31, 2003, that were mailed to shareholders in May of 2004.

Outlook

Dependent upon completion of various financing proposals including a flow-through share financing, Sultan will commence drilling on the Kena Property. A geophysical program and preliminary diamond drill program is currently planned for the Coripampa 1 and 2 mineral concessions in Peru to determine the nature of the mineralization.

Sultan is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management as having favourable exploration potential.

SULTAN MINERALS INC.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2004 and 2003

(The Company's independent auditor has not performed a review of these financial statements)

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Balance Sheets

	September 30, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 49,961	$ 246,899
Restricted cash	--	20,173
Taxes recoverable	6,991	18,281
Due from related parties (Note 6)	5,758	56,553
Prepaid expenses	7,721	20,018
	70,431	361,924
Mineral property interests (see schedule) (Note 3)	2,982,217	2,729,646
Investments (Note 4)	3,914	3,914
Equipment	--	843
Reclamation bonds	54,567	26,500
	$ 3,111,129	$ 3,122,827
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 31,546	$ 54,783
Due to related parties (Note 6)	--	8,159
	31,546	62,942
Shareholders' equity		
Share capital (Note 5)	13,144,292	12,771,884
Contributed surplus	180,059	19,752
Deficit	(10,244,768)	(9,731,751)
	3,079,583	3,059,885
	$ 3,111,129	$ 3,122,827

Subsequent events (Note 7)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Operations and Deficit

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Expenses				
Amortization	$ --	$ 504	$ 843	$ 1,511
Legal, accounting and audit	17,726	2,366	37,540	28,129
Management fees	7,500	7,500	22,500	22,500
Office and administration	5,668	4,723	26,100	23,239
Salaries and benefits	173,874	21,413	286,073	117,628
Shareholder communications	35,034	25,507	112,218	86,483
Property investigations	195	1,269	4,335	3,993
Travel	--	--	25,052	8,570
Project operator overhead recovery	--	--	--	(6,671)
Interest and other income	(158)	(3,699)	(1,644)	(16,937)
	239,839	59,583	513,017	268,445
Loss for the period	239,839	59,583	513,017	268,445
Deficit, beginning of period	10,004,929	7,759,369	9,731,751	7,550,507
Deficit, end of period	$ 10,244,768	$ 7,818,952	$ 10,244,768	$ 7,818,952
Loss per share, basic and diluted	$ 0.01	$ 0.00	$ 0.01	$ 0.01
Weighted average number of common shares outstanding	41,702,625	38,325,885	40,495,364	36,959,390
Number of common shares outstanding at end of period	41,706,248	38,887,331	41,706,248	38,887,331

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Statements of Cash Flows

	Three months ended September 30, 2004	Three months ended September 30, 2003	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Cash provided by (used for):				
Operations				
Loss for the period	$ (239,839)	$ (59,583)	$ (513,017)	$ (268,445)
Items not involving cash				
Amortization	--	504	843	1,511
Stock-based compensation	148,462	--	148,462	--
	(91,377)	(59,079)	(363,712)	(266,934)
Changes in non-cash working capital				
Taxes recoverable	6,865	2,150	11,290	26,712
Due to/from related parties	(70,595)	(44,774)	42,636	(12,893)
Prepaid expenses	30,792	1,872	12,297	(7,478)
Accounts payable and accrued liabilities	(38,135)	(11,274)	(23,237)	(198,536)
	(162,450)	(111,105)	(320,726)	(459,129)
Investing activities				
Mineral property interests				
Acquisition costs	(18,925)	(5,016)	(85,819)	(21,406)
Exploration and development costs	(80,422)	(82,017)	(117,924)	(91,964)
Reclamation bonds	(28,067)	--	(28,067)	--
	(127,414)	(87,033)	(231,810)	(113,370)
Financing activities				
Common shares issued for cash	--	231,826	335,425	673,226
Increase (decrease) in cash, restricted cash and cash equivalents during the period	(289,864)	33,688	(217,111)	100,727
Cash, restricted cash, and cash equivalents, beginning of period	339,825	559,681	267,072	492,642
Cash, restricted cash, and cash equivalents, end of period	$ 49,961	$ 593,369	$ 49,961	$ 593,369
Supplemental information				
Shares issued for mineral property interests	$ 2,333	$ 9,750	$ 36,983	$ 34,450
Shares issued for corporate finance fee	--	--	525	10,500

See accompanying notes to financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to the Financial Statements
For the nine months ended September 30, 2004 and 2003

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

These financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications used that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material.

As disclosed in the financial statements, the Company has working capital as at September 30, 2004, of $38,885 (December 31, 2003 - $298,982) and an accumulated deficit of $10,244,768 (December 31, 2003 - $9,731,751).

The Company has capitalized $2,982,217 in acquisition and related costs on the Kena property, the Stephens Lake property, Coripampa 1 and 2, and the Willi Claims.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Basis of presentation

The interim financial statements are prepared in accordance with Canadian generally accepted accounting principles applicable to interim financial statements. They follow accounting policies and methods of their application consistent with the annual financial statements as at December 31, 2003, but they do not conform in all respects with the disclosure requirements of generally accepted accounting principles for annual financial statements. Accordingly, they should be read in conjunction with the Company's December 31, 2003 annual financial statements.

3. Mineral property interests

(a) Trout Claim Group, Manitoba

The Company, Cream Minerals Ltd. and ValGold Resources Ltd. (the "Optionees") have jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option a 75% interest in two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton. Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 ($3,333 paid) and to issue 200,001 common shares (66,667 shares in the capital of each of the Company, Cream Minerals Ltd., and ValGold Resources Ltd.) to the Optionor over a 36-month period (16,667 issued). In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 within one year following Regulatory Approval, $50,000 cumulative prior to the second anniversary of Regulatory Approval and $250,000 cumulative prior to the third anniversary of Regulatory Approval.

Upon the vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

(b) Coripampa 1 and 2, Peru

The Company entered into an option agreement with a Peruvian partnership to acquire 100% of the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares), located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares), located in zone 18 of Districts Pampamarca/Coronel Castañeda, in the provinces of La Union/Parinacochas in the Arequipa/Ayacucho Departments in the Republic of Peru. Under the terms of the agreement, the Company has agreed to make total cash payments of US$265,000 and issue 850,000 common shares to the optionor over a 54-month period following receipt of regulatory approval of the agreement. A 3.0% NSR and 300,000 common shares will be payable to the optionors upon completion of a positive feasibility study or upon commencement of commercial production, whichever occurs first. The Company will have the right to purchase 50% of the NSR for US$1,800,000 at any time up to 120 days after the commencement of commercial production. Subsequent to September 30, 2004, 100,000 common shares were issued, a finder's fee of 15,000 common shares was paid to an arm's-length finder in connection with this transaction, and a payment of US$15,000 was made. A payment of US$5,000 was made during the current fiscal period. The Company has acquired additional mineral concessions contiguous to Coripampa 1 and 2.

(c) Mineral Property Interests Commitments

To maintain its mineral property interests the Company is required to make cash payments of $157,500 and US$25,000 and issue 567,083 common shares in fiscal 2004. Pursuant to the option agreements, cash payments of $28,333 and US$20,000 have been made and 196,667 common shares have been issued to September 30, 2004.

The Company's independent auditor has not performed a review of these financial statements.

4. Investments

Name of Company	Number of Shares	Book Value September 30, 2004	Book Value December 31, 2003
Emgold Mining Corporation	6,020	$ 3,913	$ 3,913
LMC Management Services Ltd.	1	1	1
		$ 3,914	$ 3,914

The quoted market value of Emgold Mining Corporation as at September 30, 2004 was $4,816 (December 31, 2003 - $8,428).

5. Share capital

(a) Authorized:

The authorized share capital of the Company consists of 500,000,000 common shares without par value and 50,000,000 preferred shares without par value.

(b) Issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2003	39,081,081	$12,771,884
Issued for mineral property interests and other		
Willi Claims acquisition at $0.26	50,000	13,000
Athabasca claims at $0.215	50,000	10,750
Starlight property at $0.14	20,000	2,800
Silver King claim group at $0.135	60,000	8,100
Agent's finders fee on brokered private placement at $0.15	3,500	525
Trout Claim Group at $0.14	16,667	2,333
Issued for cash		
Private placement at $0.15, less share issue costs	2,400,000	327,900
Warrants exercised at $0.28	25,000	7,000
Balance, September 30, 2004	41,706,248	$13,144,292

(c) Stock options

The Company granted 3,045,000 stock options to directors, officers, employees and consultants at a price of $0.15 per share, expiring July 6, 2009.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to the Financial Statements
For the nine months ended September 30, 2004 and 2003

5. Share capital (continued)

(c) Stock options (continued)

A summary of the changes in stock options for the nine months ended September 30, 2004, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2003	2,825,000	$0.251
Cancelled	(105,000)	$0.260
Granted	3,045,000	$0.150
Balance, September 30, 2004	5,765,000	$0.209

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Nine months ended September 30,	
	2004	2003
Risk free interest rate	2.53%	—
Expected life (years)	3	—
Expected volatility	125%	—
Weighted average fair value per option grant	$0.14	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable, cannot be traded and may have vesting provisions. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical market data to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model does not necessarily provide a reliable measure of the fair value of the Company's stock options.

(d) Share purchase warrants

As at September 30, 2004, the following share purchase warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
750,000	$0.24	February 11, 2005
2,883,500	$0.20	June 25, 2005
3,633,500		

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

(an exploration stage company)
Notes to the Financial Statements
For the nine months ended September 30, 2004 and 2003

6. Related party transactions and balances

Services rendered and reimbursement of expenses:	Nine months ended September 30, 2004	2003
LMC Management Services Ltd.	$ 230,438	$ 215,653
Lang Mining Corporation	$ 22,500	$ 22,500
Cream Minerals Ltd.	$ 238	$ 3,312
Legal fees	$ 37,940	$ 16,282

Balances receivable from (payable to):	September 30, 2004	December 31, 2003
LMC Management Services Ltd.	$ 5,514	$ 52,939
Related companies	244	3,614
Receivable from:	5,758	56,553
Directors and officers – expense reimbursements	--	(1,619)
DuMoulin Black	--	(6,540)
Payable to:	$ --	$ (8,159)

7. Subsequent events

Subsequent to September 30, 2004,

(a) a non-brokered private placement of 1,773,334 units at a price of $0.15 per unit, each unit comprised of one common share one non-transferable share purchase warrant, for gross proceeds of $266,000 was completed. Each share purchase warrant will entitle the holder to purchase one additional common share for a period of 12 months at an exercise price of $0.20 per share.

(b) Canaccord Capital Corporation ("Canaccord"), was engaged to act as agent in a flow-through private placement of up to 1,000,000 units (the "Flow-Through Units") at a price of $0.17 per Flow-Through Unit, for gross proceeds of up to $170,000. Each Flow-Through Unit will be comprised of one flow-through common share in the capital of Sultan and one-half of one non-flow-through non-transferable share purchase warrant (the "Flow-Through Warrants"). Each Flow-Through Warrant will entitle the holder to purchase one additional non-flow-through common share of Sultan for a period of 12 months from closing, at an exercise price of $0.20 per share

(c) Canaccord was engaged to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 1,666,667 Units at a price of $0.15 per unit, for gross proceeds of up to $250,000. Upon closing of the financings in (b) and (c), Canaccord will receive non-transferable agent's warrants equal to 5% of the total number of Units and Flow-Through Units that it has sold, and Agent's Units equal to 10% of the total number of Units and Flow-Through Units that it has sold. The Agent's Units and Agent's Warrants will have the same terms and conditions as the Units, Flow-Through Units, warrants and flow-through warrantss issued to the purchasers. Canaccord will also receive a $4,000 administration fee.

7. Subsequent events (continued)

(d) The Company has modified the terms of the Great West Claim Group option agreement dated September 6, 2001, allowing the Company to issue 156,250 common shares to the optionor, at a deemed value of $0.16 per share, in lieu of the final $25,000 cash payment due to the optionor under the Agreement. The remaining terms of the agreement remain unchanged.

(e) The Company has reached an agreement to modify the terms of the Tough Nut Claim Group option agreement dated September 25, 2001. Under the modified terms, subject only to a 3% NSR, payable to the Optionor, all cash and share consideration paid to the owner of the claims to date has been deemed sufficient consideration to allow the Company to be fully vested in three of the Tough Nut Claim Group claims, namely the EP, PY and SK claims located on the north end of the Silver King Batholith. The balance of the claims initially optioned under the agreement will be returned to the applicable owners. Other terms of the Agreement remain unchanged.

The Company's independent auditor has not performed a review of these financial statements.

SULTAN MINERALS INC.

Schedules of Mineral Property Interests
(Unaudited – prepared by management)

	September 30, 2004	December 31, 2003
Kena Property, British Columbia (Notes 7(d) and 7(e))		
Acquisition costs		
Balance, beginning of period	$ 478,853	$ 294,790
Incurred during the period	49,751	184,063
Balance, end of period	528,604	478,853
Exploration costs		
Assays and analysis	7,412	25,218
Drilling	--	102,780
Environmental	--	5,654
Geological and geophysical	70,209	104,300
Site activities	6,746	8,391
Travel and accommodation	3,236	18,209
Incurred during the period	87,603	264,552
Balance, beginning of period	2,239,508	1,974,956
Balance, end of period	2,327,111	2,239,508
	2,855,715	2,718,361
Jersey and Emerald Properties, British Columbia	9,154	1
Stephens Lake Property, Manitoba (Note 3(a))		
Acquisition costs		
Balance, beginning of period	523	523
Incurred during the period	20,492	--
Balance, end of period	21,015	523
Exploration costs		
Balance, beginning of period	4,815	--
Geology and geophysical	4,107	4,815
Balance, end of period	8,922	4,815
	29,937	5,338
Willi Claims, Nevada (Note 3(b))		
Acquisition costs		
Balance, beginning of period	5,796	--
Incurred during the period	16,555	5,796
Balance, end of period	22,351	5,796
Exploration costs		
Balance, beginning of period	150	--
Geology and geophysical	3,063	150
Balance, end of period	3,213	150
	25,564	5,946
Coripampa Properties, Peru (Note 3(c))		
Acquisition costs		
Incurred during the period, and end of period	24,160	--
Exploration costs		
Balance, beginning of period	--	--
Assays and analysis	99	--
Geology and geophysical	37,042	--
Site activities	546	--
Balance, end of period	37,687	--
	61,847	--
Mineral Property Interests	$ 2,982,217	$ 2,729,646

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 26, 2004

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **ARTHUR G. TROUP,** President and Chief Executive Officer of **SULTAN MINERALS INC.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **SULTAN MINERALS INC.** (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 26, 2004

"Arthur G. Troup"

Arthur G. Troup
President and Chief Executive Officer